SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 000-30540

GIGAMEDIA LIMITED

8F, No. 22, Lane 407, Section 2, Tiding Boulevard

Neihu District

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-        .)

Purchase of GigaMedia shares by CEO Collin Hwang

The company has been informed by its Chief Executive Officer Collin Hwang that he purchased a total of 365,000 shares of GigaMedia stock at an average price of $0.99 on October 27, 2014. The purchases were made during an open window period and in full compliance with all company and legal guidelines. Mr. Hwang indicated his decision to purchase shares reflects his firm belief that the company’s shares are undervalued.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date:	October 28, 2014	By:	/s/ Dirk Chen
(Signature)
		Name:	Dirk Chen
		Title:	Chief Financial Officer